Exhibit 97

Incentive Clawback Policy

1.Overview

Capri Holdings Limited (the “Company”) has established this Incentive Clawback Policy (this “Policy”) to provide for the recovery of Erroneously Awarded Compensation from Executive Officers. This Policy is designed to comply with the applicable rules of The New York Stock Exchange Listed Company Manual (the “NYSE Rules”) and with Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended (“Rule 10D-1”).

2.Definitions

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Board” means the Board of Directors of the Company.

“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

“Committee” means the Compensation and Talent Committee of the Board.
“Effective Date” means October 2, 2023.

“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid. For Incentive-based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the incentive-based compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. An “executive officer” for purposes of this Policy includes at a minimum executive officers identified pursuant to Item 401(b) of SEC Regulation S-K.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“NYSE” means the New York Stock Exchange.

“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation shall only be treated as Received during one (and only one) fiscal year, even if such Incentive-based Compensation is deemed received in one fiscal year and actually received in a later fiscal year.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“SEC” means the U.S. Securities and Exchange Commission

3.Recovery of Erroneously Awarded Compensation due to an Accounting Restatement

In the event of an Accounting Restatement, the Board will reasonably promptly recover the Erroneously Awarded Compensation in accordance with the NYSE Rules and Rule 10D-1 as follows:
a.Upon the occurrence of an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation and shall promptly deliver a written notice to each Executive Officer containing the amount of any such Erroneously Awarded Compensation and such Executive Officer shall satisfy the repayment of any such Erroneously Awarded Compensation in a manner and on the terms as the Committee shall require. Recovery of Erroneously Awarded Compensation shall be on a “no fault” basis and shall occur regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly involved.
b.The Committee shall have discretion to determine the appropriate means of recouping the Erroneously Awarded Compensation hereunder based on the particular facts and circumstances, which may include, without limitation, (i) requiring reimbursement of cash Incentive-based Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise settlement sale, transfer or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Executive Officer, (iv) canceling outstanding vested or unvested equity awards, and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Committee, in its sole discretion. Notwithstanding the foregoing in the first sentence of this Section 3.B., and except as set forth in Section 3.C. below, in no event may the Company accept an amount that is less than the Erroneously Awarded Compensation in satisfaction of a Section 16 Officer’s obligations hereunder. To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
c.Notwithstanding anything to the contrary herein, the Company shall not be required to take the actions contemplated by Section 3.B. above if the Committee determines that recovery would be impracticable and either (i) the Committee has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, (ii) recovery would violate home country law where that law was adopted prior to November 28, 2022 or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended. In order for the Committee to make the determination under Section 3.C(i), the Company shall make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s), and provide documentation to the NYSE, and in order for the Committee to make the determination under Section 3.C(ii) the Company shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and provide such opinion to the NYSE.

4.No Indemnification

Notwithstanding the terms of any indemnification or insurance policy or any other contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by the Executive Officer to fund potential clawback obligations under this Policy.

5.Other Recoupment Rights

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Committee or the Board acting as the Committee (either of these, as applicable the “Administrator”) intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

6.Application and Method of Recovery

Nothing in this Policy will limit in any respect (A) the Company’s right to take or not to take any action with respect to any Executive Officer’s or any other person’s employment or (B) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended. Any determination made pursuant to Section 3 of this Policy and any application and implementation thereof need not be uniform with respect to each Executive Officer, or payment recovered or forfeited under this Policy.

7.Administration and Interpretation

This Policy shall be administered by the Administrator, which shall have authority to (A) exercise all of the powers granted to it under the Policy, (B) construe, interpret, and implement this Policy, (C) make all determinations necessary or advisable in administering this Policy and for the Company’s compliance with NYSE Rules, Section 10D and Rule 10D-1, and any other applicable law, regulation, rule, or interpretation of the SEC or NYSE Rules promulgated or issued in connection therewith, and (D) amend this Policy, including to reflect changes in applicable law or stock exchange regulation. Any determinations made by the Administrator shall be final and binding on all affected individuals.

8.Amendment; Termination

The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Rule 10D-1, or any NYSE Rules.

9.Disclosure and Filing Requirement

The Company shall file this Policy and, in the event of an Accounting Restatement and/or action to recover Erroneously Awarded Compensation, will disclose information related to such Accounting Restatement and/or action to recover Erroneously Awarded Compensation in accordance with applicable law, including, for the avoidance of doubt, Rule 10-D1 and the NYSE Rules.

10.Adoption; Effectiveness

This Policy was adopted by the Company on October 31, 2023 and, from and after the Effective Date, shall replace in its entirety the Company’s Clawback Policy, dated April 2, 2013.